UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

GWG HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

36192A 10 9

(CUSIP Number)

Craig Opp, General Counsel

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

(612) 746-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-3 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,459,379 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,459,379 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,459,379
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement and Stockholders Agreement, described in Item 6 below, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including voting power and dispositive power over the Shares.
(2)	Based upon 33,028,136 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of December 27, 2018, based on information provided by the Issuer.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-4 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,433,839 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,433,839 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement and Stockholders Agreement, described in Item 6 below, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including voting power and dispositive power over the Shares.
(2)	Based upon 33,028,136 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of December 27, 2018, based on information provided by the Issuer.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-5 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,413,847 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,413,847 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,413,847
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement and Stockholders Agreement, described in Item 6 below, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including voting power and dispositive power over the Shares.
(2)	Based upon 33,028,136 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of December 27, 2018, based on information provided by the Issuer.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-6 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,432,573 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,432,573 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,432,573
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement and Stockholders Agreement, described in Item 6 below, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including voting power and dispositive power over the Shares.
(2)	Based upon 33,028,136 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of December 27, 2018, based on information provided by the Issuer.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-7 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,423,634 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,423,634 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,423,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement and Stockholders Agreement, described in Item 6 below, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including voting power and dispositive power over the Shares.
(2)	Based upon 33,028,136 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of December 27, 2018, based on information provided by the Issuer.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-8 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,433,539 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,433,539 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement and Stockholders Agreement, described in Item 6 below, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including voting power and dispositive power over the Shares.
(2)	Based upon 33,028,136 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of December 27, 2018, based on information provided by the Issuer.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Jeffrey S. Hinkle, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 25,913,516 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 25,913,516 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,913,516 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 78.5% (3)
14.	Type of Reporting Person: IN

(1)	Includes (i) 1,340,789 shares of Common Stock held in The LT-1 Exchange Trust; (ii) 1,339,983 shares of Common Stock held in The LT-2 Exchange Trust; (iii) 2,459,378 shares of Common Stock held in The LT-3 Exchange Trust; (iv) 2,433,839 shares of Common Stock held in The LT-4 Exchange Trust; (v) 2,413,847 shares of Common Stock held in The LT-5 Exchange Trust; (vi) 2,432,573 shares of Common Stock held in The LT-6 Exchange Trust; (vii) 2,423,634 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,433,539 shares of Common Stock held in The LT-8 Exchange Trust; (ix) 387,654 shares of Common Stock held in The LT-9 Exchange Trust; (x) 77,129 shares of Common Stock held in The LT-12 Exchange Trust; (xi) 195,754 shares of Common Stock held in The LT-14 Exchange Trust; (xii) 61,235 shares of Common Stock held in The LT-15 Exchange Trust; (xiii) 882,872 shares of Common Stock held in The LT-16 Exchange Trust; (xiv) 37,745 shares of Common Stock held in The LT-17 Exchange Trust; (xv) 78,526 shares of Common Stock held in The LT-18 Exchange Trust; (xvi) 215,759 shares of Common Stock held in The LT-19 Exchange Trust; (xvii) 4,413 shares of Common Stock held in The LT-20 Exchange Trust; (xviii) 533,121 shares of Common Stock held in The LT-21 Exchange Trust; (xix) 533,119 shares of Common Stock held in The LT-22 Exchange Trust; (xx) 1,407,152 shares of Common Stock held in The LT-23 Exchange Trust; (xxi) 1,407,151 shares of Common Stock held in The LT-24 Exchange Trust; (xxii) 1,407,152 shares of Common Stock held in The LT-25 Exchange Trust; and (xxiii) 1,407,151 shares of Common Stock held in The LT-26 Exchange Trust. The Trust Advisors have no pecuniary interest in these shares of Common Stock.
(2)	Subject to the restrictions in the Orderly Marketing Agreement and Stockholders Agreement, described in Item 6 below, the Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.
(3)	Based upon 33,028,136 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of December 27, 2018, based on information provided by the Issuer.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Murray T. Holland, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 25,913,516 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 25,913,516 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,913,516 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 78.5% (3)
14.	Type of Reporting Person: IN

(1)	Includes (i) 1,340,789 shares of Common Stock held in The LT-1 Exchange Trust; (ii) 1,339,983 shares of Common Stock held in The LT-2 Exchange Trust; (iii) 2,459,378 shares of Common Stock held in The LT-3 Exchange Trust; (iv) 2,433,839 shares of Common Stock held in The LT-4 Exchange Trust; (v) 2,413,847 shares of Common Stock held in The LT-5 Exchange Trust; (vi) 2,432,573 shares of Common Stock held in The LT-6 Exchange Trust; (vii) 2,423,634 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,433,539 shares of Common Stock held in The LT-8 Exchange Trust; (ix) 387,654 shares of Common Stock held in The LT-9 Exchange Trust; (x) 77,129 shares of Common Stock held in The LT-12 Exchange Trust; (xi) 195,754 shares of Common Stock held in The LT-14 Exchange Trust; (xii) 61,235 shares of Common Stock held in The LT-15 Exchange Trust; (xiii) 882,872 shares of Common Stock held in The LT-16 Exchange Trust; (xiv) 37,745 shares of Common Stock held in The LT-17 Exchange Trust; (xv) 78,526 shares of Common Stock held in The LT-18 Exchange Trust; (xvi) 215,759 shares of Common Stock held in The LT-19 Exchange Trust; (xvii) 4,413 shares of Common Stock held in The LT-20 Exchange Trust; (xviii) 533,121 shares of Common Stock held in The LT-21 Exchange Trust; (xix) 533,119 shares of Common Stock held in The LT-22 Exchange Trust; (xx) 1,407,152 shares of Common Stock held in The LT-23 Exchange Trust; (xxi) 1,407,151 shares of Common Stock held in The LT-24 Exchange Trust; (xxii) 1,407,152 shares of Common Stock held in The LT-25 Exchange Trust; and (xxiii) 1,407,151 shares of Common Stock held in The LT-26 Exchange Trust. The Trust Advisors have no pecuniary interest in these shares of Common Stock.
(2)	Subject to the restrictions in the Orderly Marketing Agreement and Stockholders Agreement, described in Item 6 below, the Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.
(3)	Based upon 33,028,136 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of December 27, 2018, based on information provided by the Issuer.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed jointly on behalf of the following persons (collectively the “Reporting Persons”):

i.	The LT-3 Exchange Trust;
ii.	The LT-4 Exchange Trust;
iii.	The LT-5 Exchange Trust;
iv.	The LT-6 Exchange Trust;
v.	The LT-7 Exchange Trust;
vi.	The LT-8 Exchange Trust (with the entities listed in clauses “i” through “v” collectively referred to as the “Seller Trusts”);
vii.	Jeffrey S. Hinkle, as Trust Advisor to each of the Seller Trusts; and
viii.	Murray T. Holland, as Trust Advisor to each of the Seller Trusts (together with Mr. Hinkle, the “Trust Advisors”).

(b)	The business address for each Reporting Person is as follows:

For the Seller Trusts:	325 N. Saint Paul Street, Suite 4850, Dallas, TX 75201

For Mr. Hinkle:	325 N. Saint Paul Street, Suite 4850, Dallas, TX 75201

For Mr. Holland:	2021 McKinney Ave., Suite 1950, Dallas, TX 75201

(c)	Present principal occupation or employment:

For the Seller Trusts:	Not applicable.

For Mr. Hinkle:	Investment professional.

For Mr. Holland:	Investment professional.

(d)-(e)	During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Seller Trusts is organized in the State of Delaware. Each of the Trust Advisors is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Issuer (the “Shares”) have been issued to the Seller Trusts as part of the consideration for the Issuer’s acquisition of certain limited partnership interests (the “MLP Units”) in The Beneficient Company Group, L.P., a Delaware limited partnership (“Beneficient”), held by the Seller Trusts and other trusts (collectively, the “Beneficient Trusts”), pursuant to a Master Exchange Agreement dated as of January 12, 2018 (as amended, the “Master Agreement”), among the Issuer, GWG Life, LLC (the Issuer’s wholly owned subsidiary), Beneficient, and the Beneficient Trusts, pursuant to which the Issuer agreed to issue an aggregate of up to 29.1 million shares of its common stock as partial consideration in exchange for its receipt of outstanding MLP Units from the Seller Trusts and the other Beneficient Trusts. The Issuer’s common stock has been issued in the exchange to the Seller Trusts and the other Beneficient Trusts at a deemed purchase price of $10.00 per share.

On August 10, 2018, the parties entered into a Third Amendment to Master Agreement, pursuant to which, the parties agreed to consummate the transactions contemplated by the Master Agreement in two closings.

On the first closing date, which took place on August 10, 2018 (the “Initial Transfer Date”),

●	Beneficient purchased 5,000,000 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share and having a stated value of $10 per share (the “Convertible Preferred Stock”), for cash consideration of $50,000,000; the Convertible Preferred Stock was subsequently transferred to the Beneficient Trusts.

●	the Seller Trusts and the other Beneficient Trusts collectively delivered to the Issuer 4,032,349 MLP Units; and

●	the Issuer issued to certain of the Beneficient Trusts Seller Trust L Bonds due 2023 (the “Seller Trust L Bonds”) in an aggregate principal amount of $403,234,866; the maturity date of the Seller Trust L Bonds is August 9, 2023 and they bear interest at 7.50% per year.

Under the Master Agreement, at the final closing (the “Final Closing”), which occurred on December 28, 2018 (the “Final Closing Date”):

●	the Beneficient Trusts transferred to the Issuer an aggregate of 21,650,087 MLP Units;

●	the Convertible Preferred Stock converted into 5,000,000 shares of the Issuer’s common stock at a conversion price of $10.00 per share; and

●	the Issuer delivered to the Beneficient Trusts an aggregate of 27,013,516 shares of its common stock (including 15,216,429 Shares to the Seller Trusts).

The terms of the transaction and of the transaction agreements are more fully described in the Schedule 14C Information Statement filed with the SEC by the Issuer on December 6, 2018.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Shares for investment purposes. The Shares are subject to restrictions on voting rights and on transfer under a Stockholders Agreement and an Orderly Marketing Agreement, each as more fully described in Item 6 below.

The Reporting Persons do not have any present plans which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 33,028,136 shares of Common Stock of the Issuer outstanding as of December 27, 2018, based on information provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole Power to vote or direct the vote (1)	Shared power to vote or direct the vote (1)	Sole power to dispose or to direct the disposition of (1)	Shared power to dispose or to direct the disposition of (1)	Amount of beneficially owned securities subject to right to acquire
The LT-3 Exchange Trust	2,459,379	7.4%	2,459,379	N/A	2,459,379	N/A	N/A
The LT-4 Exchange Trust	2,433,839	7.4%	2,433,839	N/A	2,433,839	N/A	N/A
The LT-5 Exchange Trust	2,413,847	7.3%	2,413,847	N/A	2,413,847	N/A	N/A
The LT-6 Exchange Trust	2,432,573	7.4%	2,432,573	N/A	2,432,573	N/A	N/A
The LT-7 Exchange Trust	2,423,634	7.3%	2,423,634	N/A	2,423,634	N/A	N/A
The LT-8 Exchange Trust	2,433,539	7.4%	2,433,539	N/A	2,433,539	N/A	N/A
Jeffrey S. Hinkle, as Trust Advisor to each of the Seller Trusts	25,913,516	78.5%	N/A	25,913,516	N/A	25,913,516	N/A
Murray T. Holland, as Trust Advisor to each of the Seller Trusts	25,913,516	78.5%	N/A	25,913,516	N/A	25,913,516	N/A

(1)	The Shares are subject to restrictions on voting rights and on transfer under a Stockholders Agreement and an Orderly Marketing Agreement, each as more fully described in Item 6 below.

(c)	None.

(d)

The beneficiaries of the Trusts do not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Trusts.

Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, and each of the Trust Advisors has joint and several voting power and dispositive power with the other Trust Advisor with respect to the shares of Common Stock held by each of the Seller Trusts, in each case subject to the provisions of the Stockholders Agreement and Orderly Marketing Agreement, as further described below.

On the Final Closing Date, the Issuer and the Seller Trusts entered into a registration rights agreement (the “GWG Stock Registration Rights Agreement”) with respect to the shares of the Issuer’s common stock owned by the Seller Trusts, an orderly marketing agreement (the “Orderly Marketing Agreement”) and a Stockholders agreement (the “Stockholders Agreement”), each as described below.

GWG Stock Registration Rights Agreement

On the Final Closing Date, the Issuer and the Seller Trusts entered into the GWG Stock Registration Rights Agreement granting resale registration rights to the Seller Trusts (and certain transferees) with respect to the Shares issued at the Final Closing (the “GWG Resale Registration”). The GWG Resale Registration is intended to provide the parties with the legal right to sell the Shares in compliance with the Securities Act of 1933.

The GWG Resale Registration provides the Seller Trusts (and certain transferees) with:

●	demand registration rights affording the Seller Trusts and their assigns the right to obligate the Issuer to register the resale of all of the Shares issued to the Seller Trusts under the Master Agreement, subject, however, to customary limitations; and

●	piggyback registration rights affording the Seller Trusts and their assigns the right to include for resale, on any registration statement the Issuer files, any shares of the Issuer’s common stock issued under the Master Agreement and not otherwise included on any demand registration effected pursuant to the rights described immediately above, subject, however, to customary cutback provisions.

The registration rights granted under the GWG Resale Registration include certain customary conditions and limitations, including the right of underwriters to limit the number of shares to be included in a registration, the right of the Issuer to delay or withdraw a registration statement under certain circumstances, and the right to limit the number of shares to be included based on SEC rules, guidance or staff comment. Subject to certain limited but customary exceptions, it is expected that the Issuer will generally pay all registration expenses incurred in connection with a GWG Resale Registration.

Notwithstanding the above-described registration rights granted to the Seller Trusts, the ability of the Seller Trusts to resell the Shares under the GWG Resale Registration will be limited by the contractual provisions of the Orderly Marketing Agreement (as described below).

Orderly Marketing Agreement

On the Final Closing Date, the Issuer and the Seller Trusts entered into the Orderly Marketing Agreement for the orderly marketing and resale of the shares of the Issuer’s common stock that were issued to the Seller Trusts under the Master Agreement. The purpose of the Orderly Marketing Agreement is to manage the timing and amount of the Issuer’s common shares that are publicly resold in the market since the number of shares of the Issuer’s common stock issued under the Master Agreement have substantially increased the total number of the Issuer’s issued and outstanding shares.

The Orderly Marketing Agreement obligates the Seller Trusts, severally, to:

●	agree with the Issuer (and with Beneficient) that no Shares, including Shares a Seller Trust may distribute to the beneficiaries of that trust, will be transferred or sold without the Issuer’s consent other than in accordance with the orderly marketing arrangements contained in the Orderly Marketing Agreement; and

●	agree not to assign or distribute any of the Shares without conditioning that assignment or distribution upon the agreement of the assignee or distributee to comply with provisions of the Orderly Marketing Agreement, including their agreement not to transfer or sell any of the Shares other than in accordance with the orderly marketing arrangements contained in the Orderly Marketing Agreement.

The Orderly Marketing Agreement also contains covenants of GWG, on the one hand, and Beneficient, on the other hand, to use their commercially reasonable efforts to secure the assistance of their respective senior executives to assist the investment bank or banks involved in marketing and resale activities. This assistance may include participating in roadshows from time to time as reasonably requested by the other party.

Stockholders Agreement

On the Final Closing Date, the Issuer and the Seller Trusts entered into the Stockholders Agreement. The purpose of the Stockholders Agreement is to limit the voting power of the Seller Trusts and the control they would otherwise be entitled to exercise over the Issuer. The Seller Trusts have agreed to these concepts and provisions since their main interest in engaging in the transaction is to obtain liquidity for their common units of Beneficient, which they can obtain by consummating the transaction and selling to the Issuer their common units of Beneficient (which securities are presently not liquid in that they are not listed on any exchange and do not trade) in exchange for the Issuer’s issuance to them of its common stock (which is more liquid in that the Issuer’s common stock is listed on the NASDAQ Capital Market) and the Seller Trust L Bonds as described herein.

To this end, the Stockholders Agreement contains the following provisions, all of which bind the Seller Trusts and their respective transferees:

●	until the Seller Trusts own, in the aggregate, voting securities representing less than 10% of the total voting power, all voting securities of the Issuer over which they have voting control, with respect to all matters including without limitation the election and removal of directors, regardless of whether voted at a regular or special meeting or pursuant to a written consent, will be voted solely in proportion with the votes cast by all other holders of voting securities of the Issuer on any matter put before them; and

●	until the earlier of (i) one year from the Final Closing Date and (ii) the termination of the Orderly Marketing Agreement, no Seller Trust nor its assignees and transferees (other than pursuant to a registered public offering) or their respective affiliates will, without the prior written consent of the Issuer’s Board of Directors, directly or indirectly:

o	acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire any voting securities of the Issuer or any of its subsidiaries other than pursuant to the Master Agreement;

o	seek or propose to influence or control the management, Board of Directors, or policies of the Issuer, make or participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in applicable SEC rules) to vote any voting securities of the Issuer or any of its subsidiaries, or seek to advise or influence any other person with respect to the voting of any voting securities of the Issuer or any of its subsidiaries;

o	submit a proposal for or offer of (with or without conditions) any merger, recapitalization, reorganization, business combination, or other extraordinary transaction involving the Issuer, any of its subsidiaries, or any of their respective securities or assets or, except as required by law, make any public announcement with respect to the foregoing;

o	enter into any discussions, negotiations, arrangements, or understandings with any other person with respect to any of the foregoing, or otherwise form, join, engage in discussions relating to the formation of, or participate in a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or

o	advise, assist, or encourage any other person in connection with any of the foregoing.

In furtherance of the above restrictions, each of the Seller Trusts has appointed as its proxy and attorney-in-fact the Chief Executive Officer of the Issuer with full power of substitution, to vote or execute written consents with respect to all of the Shares, provided that such proxy may only be exercised with respect to a Seller Trust if such Seller Trust fails to comply with its voting obligations under the Stockholders Agreement.

The Stockholders Agreement shall remain in effect until the termination of the Orderly Marketing Agreement.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated January 7, 2019, by and among the Reporting Persons.
2	Stockholders Agreement dated December 27, 2018 by and among the Reporting Persons and the Issuer, with effect from December 28, 2018.
3	Orderly Marketing Agreement dated December 27, 2018 by and among the Reporting Persons and the Issuer, with effect from December 28, 2018.
4	GWG Stock Registrations Rights Agreement dated December 27, 2018 by and among the Reporting Persons and the Issuer, with effect from December 28, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2019

THE LT-3 EXCHANGE TRUST THE LT-4 EXCHANGE TRUST THE LT-5 EXCHANGE TRUST THE LT-6 EXCHANGE TRUST THE LT-7 EXCHANGE TRUST THE LT-8 EXCHANGE TRUST

By:	/s/ Jeffrey S. Hinkle
Name:	Jeffrey S. Hinkle
Title:	Trust Advisor

By:	/s/ Murray T. Holland
Name:	Murray T. Holland
Title:	Trust Advisor

MURRAY T. HOLLAND

/s/ Murray T. Holland
Murray T. Holland, as Trust Advisor to the Seller Trusts

JEFFREY S. HINKLE

/s/ Jeffrey S. Hinkle
Name:	Jeffrey S. Hinkle, as Trust Advisor to the Seller Trusts